UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HERSHA HOSPITALITY TRUST
(Name of Issuer)

Class A Common Shares of beneficial interest, US$ 0.01 par value per share
(Title of Class of Securities)

 427825104
(CUSIP Number)

Saúl Zang
Juan Manuel Quintana
Carolina Zang
Pablo Vergara del Carril
Zang, Bergel y Viñes Abogados
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4322-0033
(Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

September 4, 2012(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ?

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427825104		Page 2 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,400
	8.	SHARED VOTING POWER 16,105,630
	9.	SOLE DISPOSITIVE POWER 15,400
	10.	SHARED DISPOSITIVE POWER 16,105,630
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 427825104		Page 3 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 4 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Idalgir S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 5 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 6 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 7 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 8 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 9 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 10 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 11 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 12 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 13 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 427825104		Page 14 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 427825104		Page 15 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group II L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 427825104		Page 16 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group III L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 427825104		Page 17 of 31 Pages
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Investment Group IV L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF - WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,121,030
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,121,030
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,121,030
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.12%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 427825104	Page 18 of 31 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 5 TO SCHEDULE 13D

This Amendment No. 5 Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D initially filed by the Reporting Persons with the SEC on August 14, 2009 (the “Initial Schedule 13D”), the Amendment No. 1 Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2010 (the “Amendment No.1”), the Amendment No. 2 Schedule 13D filed by the Reporting Persons with the SEC on March 19, 2010 (the “Amendment No. 2”), the Amendment No. 3 Schedule 13D filed by the Reporting Persons with the SEC on October 19, 2010 (the “Amendment No. 3”) and the Amendment No. 4 Schedule 13D filed by the Reporting Persons with the SEC on April 11, 2012 (the “Amendment No. 4” and together with the Initial Schedule 13D, the Amendment No. 1,  the Amendment No. 2 and the Amendment No. 3  the “Schedule 13D”). Capitalized terms used in this Amendment No. 5 but not defined herein have the meaning given to such terms in the Schedule 13D.

CUSIP No. 427825104	Page 19 of 31 Pages
Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies, except for Real Estate Investment Group L.P., Real Estate Investment Group II L.P., Real Estate Investment Group III L.P. and Real Estate Investment Group IV L.P.:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(v)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vi)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vii)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(viii)	Idalgir SA., a stock corporation organized under the laws of the Republic of Uruguay (“Idalgir”);

(ix)	IRSA Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of the Republic of Argentina (“IRSA”);

(x)	Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay, who serves as general partner of Real Estate Investment Group L.P (“Tyrus”);

(xi)	Jiwin S.A., a stock corporation organized under the laws of the Republic of Uruguay, who serves as general partner of Real Estate Investment Group L.P (“Jiwin”);

(xii)	Real Estate Investment Group L.P., a limited partnership organized under the laws of Bermuda (“REIG”);

(xiii)	Real Estate Investment Group II L.P., a limited partnership organized under the laws of Bermuda (“REIG II”);

(xiv)	Real Estate Investment Group III L.P., a limited partnership organized under the laws of Bermuda (“REIG III”); and

CUSIP No. 427825104	Page 20 of 31 Pages
(xv)
Real Estate Investment Group IV L.P., a limited partnership organized under the laws of Bermuda (“REIG IV”, and together with Elsztain, IFIS, IFISA, Cresud, CAM, CVC Cayman, CVC Uruguay, Agroinvestment, Idalgir, IRSA, Tyrus, Jiwin, REIG, REIG II and REIG III the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Mintflower Place 4th floor, 8 Par-La-Ville Road Hamilton HM 08 Bermuda; IFISA’s principal offices are located at Ruta 8, 17,500, Edificio @1, local 106, CP 91600, Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Moreno 877, 23rd Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at  89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8, 17,500, Edificio @1, local 106, CP 91600 Montevideo, Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay; Idalgir’s principal offices are located at Zabala 1422, 2nd floor, Montevideo, Republic of Uruguay; IRSA’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; Tyrus’ principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay; Jiwin’s principal offices are located at Colonia 810, Of. 403, CP 11000, Montevideo, Republic of Uruguay; REIG principal offices are located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda; REIG II principal offices are located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda; REIG III principal offices are located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda and REIG IV principal offices are located at Clarendon House, 2 Church Street, Hamilton HM CX, Bermuda;.

Due to the fact that Mr. Elsztain may be deemed the beneficial owner of each of the Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power.

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Purpose of Transaction.

On September 4th, 2012 the reporting persons sold Class A Common Shares according to the following: a) REIG sold 885,071 shares and as a result REIG owns 7,241,429 shares, b) REIG II sold 295,023 shares and as a result REIG II owns 3,599,300 shares, c) IRSA sold 819,906 shares and as a result IRSA no longer holds directly shares of HHT.  Aside from the forgoing, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 427825104	Page 21 of 31 Pages
Item 5. Interests in Securities of the Issuer

(a)
As of September 13th, 2012, the Reporting Persons beneficially owned 16,121,030 Class A common shares of HHT, representing 8.12% of the Class A common shares believed by the Reporting Persons to be outstanding as of such date based on publicly available information.  The reported securities may be deemed to be indirectly beneficially owned by the list of entities described on the previous paragraphs except for REIG, REIG II, REIG III and REIG IV whose direct beneficial ownership is listed below.

As of September 13, 2012:

(i)
Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment, Idalgir, IRSA,  Tyrus and Jiwin, except for REIG, REIG II, REIG III and REIG IV,  companies in which Jiwin (a company wholly owned by IRSA) is the General Partner.

(ii)
Elsztain is the beneficial owner of 35.29 % of IFIS, including: (a) 13.26% owned indirectly through Agroinvestment, (b) 5.31% owned indirectly through Idalgir; (c) 16.74% owned indirectly through CVC Uruguay, and (d) 2.90% owned indirectly through CVC Cayman and (e) 0.03% owned directly.. Elsztain owns 100% of Agroinvestment and Idalgir and 85.0% of CAM which owns 0.11% of IRSA’s outstanding stock and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares on a fully diluted basis and 100% of CVC Cayman. None of these companies own directly HHT’s Common Shares. Eduardo Elsztain also directly owns 0.21% of IRSA’s outstanding stock and 0.0046% of Cresud’s shares on a fully diluted basis.

(iii)	CVC Cayman serves as the Investment Manager of IFIS.

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA. IFIS does not directly own HHT’s Common Shares.

(v)	IFISA directly owns 38.79% of Cresud’s shares on a fully diluted basis and 1.25% of IRSA’s common shares. IFISA does not directly own HHT’s Common Shares.

(vi)	Cresud directly owns 64.50% of IRSA’s common shares. Cresud does not directly own HHT’s Common Shares.

(vii)	IRSA owns 100% of Tyrus.Tyrus owns 100% of the capital stock of Jiwin.

(viii)	Jiwin serves as general Partner of REIG.

(ix)	REIG owns 7,241,429 Common Shares of HHT.

(x)	REIG II owns 3,599,300 Common Shares of HHT.

(xi)	REIG III owns 3,864,000 Common Shares of HHT.

(xii)	REIG IV owns 1,400,901 Common Shares of HHT.

(xiii)	Eduardo Elsztain directly owns 15,400 Common Shares of HHT.

CUSIP No. 427825104	Page 22 of 31 Pages
Set forth below is a diagram of the Reporting Persons’ beneficial ownership of HHT’s outstanding stock as of September 13, 2012:

Ownership structure as of 13 Sep 2012

E. Elsztain
100%
Agroinvestment
85%
100%
Idalgir S.A.
CAM
13.26%
5.31%
100%
CVC
Uruguay
16.74%
100%
CVC
Cayman
2.90%
* Investment
Manager
IFIS
100%
IFISA
38.80%
Fully Diluted
0.0046%
0.0002%
Cresud
64.50%
0.21%
Irsa
0.11%
100%
Tyrus
100%
Jiwin
* General Partner
REIG
REIG II
REIG III
REIG IV
3.65%
1.95%
1.81%
0.71%
0.01%
HT

CUSIP No. 427825104	Page 23 of 31 Pages
Given the foregoing, as of September 13, 2012, the Reporting Persons may be deemed to be the beneficial owners of 16,121,030 Class A Common Shares of HHT, representing 8.12% of the Class A common shares believed by the Reporting Persons to be outstanding as of such date based on publicity available information.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in HHT’s common shares that were effected during the transaction period are listed on Annex I.

(d)-(e) Not applicable.

Item 7. Material to be filed as Exhibits

None

Directors of IFIS Limited
CUSIP No. 427825104	Page 24 of 31 Pages
Schedule A
Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

1.	Eduardo S. Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina
2.	Saul Zang Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina
3.	Joseph Steinberg Director Mintflower Place 4 Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda Citizen of the United States

CUSIP No. 427825104		Page 25 of 31 Pages
Directors of Consultores Venture Capital Uruguay
1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Citizen of Uruguay
2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Citizen of Uruguay
Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina
Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89, Nexus Way, 2nd floor Camana Bay P.O. Box 31106 Grand Cayman, KY1-1205 Cayman Islands Citizen of Argentina
Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91600 Montevideo Republic of Uruguay Citizen of Uruguay

CUSIP No. 427825104		Page 26 of 31 Pages
Directors of Agroinvestment S.A.
1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Uruguay
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors of Idalgir S.A.

1	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	2	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina
Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Alternate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104		Page 27 of 31 Pages
5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 427825104	Page 28 of 31 Pages
Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina
10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

CUSIP No. 427825104	Page 29 of 31 Pages
Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Real Estate Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina
Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina
Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay
2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 427825104	Page 30 of 31 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the last 60 days

Annex 1

After the close of trading on Tuesday, September 4, 2012, the following shares were sold in a block trade pursuant to Rule 144 under the Securities Act of 1933, as amended. In connection with the sale, the Reporting Persons have agreed not to sell or otherwise dispose of any more common shares for a 30-day period from September 4, 2012.

REIG’s transactions in HHT Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit

Sale	09/04/2012	885,071	$ 4.86

REIG II’s transactions in HHT Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit

Sale	09/04/2012	295,023	$ 4.86

IRSA’s transactions in HHT Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit

Sale	09/04/2012	819,906	$ 4.86

CUSIP No. 427825104	Page 31 of 31 Pages
SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 13, 2012

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Tyrus S.A.	Idalgir S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Real Estate Investment Group L.P.	Jiwin S.A.
By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IRSA Inversiones y Representaciones S.A.	Real Estate Investment Group II L.P.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Real Estate Investment Group III L.P.	Real Estate Investment Group IV L.P.
By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: Jiwin S.A., its general partner By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board